Exhibit 99.1

PRESS RELEASE

Trading Symbol:	TSX: SVM
	NYSE: SVM	January 10, 2011

Underground drilling Intercepts 4.13 meters of 671 Grams per Tonne Silver and 2.29 percent Lead in the LM Mine, Ying Mining District, Henan Province, China

VANCOUVER, BRITISH COLUMBIA, CANADA – January 10, 2011 – Silvercorp Metals Inc. ("Silvercorp”) is pleased to report the results for its 2010 underground diamond drilling program at the LM Mine, within the LM Mining Permit area, Ying Mining District, Henan, China. The drill program has successfully extended the existing veins further to down dip and striking directions, and has discovered twelve new high grade silver-lead veins, increasing the total number of mineralized veins at the LM Mine to 19 veins.

The diamond drilling program and the underground tunneling program aimed to upgrade inferred mineral resources to the indicated and measured categories, and to explore and define new mineralized veins at the LM Mine. During 2010 a total of 12,255 meters (m) of drilling comprising of 44 underground holes were completed by 2 underground drill rigs at the LM Mine. Table 1 only lists assay results for 36 holes which intercepted Silver (Ag) - Lead (Pb) mineralization veins while the remaining 8 holes that intersected vein structures without significant assay results are not listed.

At the LM Mine, the mineralized veins can be grouped into two vein systems – north-south and northeast striking. The north-south striking veins steeply dip to east while northeasterly extending veins dip to northwest. Most of veins are closely spaced, either being parallel or intersecting each other as “X” pattern, and a drill hole or cross-cut tunnel often intercepts multiple veins. With these successful drilling results, additional tunneling and drill holes are on going to further define the striking and dipping extensions of these veins.

At the LM Mine, mining and exploration activities are conducted through main access tunnel PD838 and PD900 and two declines. The decline LM838-LM-810 is down to 810m elevation while the decline LM838-LM-790 is bottomed at 790m elevation. Since the beginning of 2010 the Company has been developing a 400m deep shaft from 903m elevation down to 500m elevation and it is expected to be fully operational by mid 2011. Once operational, this shaft will provide access to mine these veins and provide access for drilling at depth. A re-suing mining method, which has been successfully used by the Company at the LM Mine with a 30% dilution, will be applied to mine these veins.

Selected significant intercepts are as follows:

  Hole ZKL6902 intersected 4.1m of the LM6 vein grading 671 grams per tonne (g/t) Ag, 2.29% Pb, and 1.73% Zn at the 569m elevation, including a 1.38m interval containing 1,383 g/t Ag and 4.75% Pb;

  Hole ZKL5707 intersected 0.43 m of the LM4 vein grading 4,042 g/t Ag and 0.71% Pb at the 748m elevation;

  Hole ZKL5002 intersected two veins: 0.89 m of the LM6 vein containing 1,572 g/t Ag and 0.75% Pb at the 678m elevation and 0.33 m of the LM6E vein grading 1,098 g/t Ag and 1.32% Pb;

  Hole ZKL5103 intercepted 8.85 m of the LM5 vein containing 360 g/t Ag and 1.40% Pb, including 0.88 m grading 1,073 g/t Ag and 3.41% Pb;

  Hole ZK51A02 intersected two veins: 1.46 m of the LM2-1 vein containing 1,811 g/t Ag and 3.89% Pb at the 811m elevation and 0.20 m of the LM5W vein grading 6,989 g/t Ag and 5.48% Pb at the 723m elevation ;

  Hole ZKL002 intercepted 0.45 m of the LM3 vein containing 1,517 g/t Ag and 6.66% Pb at the 780m elevation.

New Discovered Veins

These newly discovered veins are LM2-1, LM2-2, LM3-1, LM4W, LM4W2, LM5E, LM5E2, LM5W, LM5W2, LM6E, LM6E2, and LM6W.

LM2-1 and LM2-2 Vein

The veins strikes to north-south and steeply dip to the east and are parallel to LM2. LM2-1 is at 20 to 30m east of LM2 while LM2-2 is further 10m east of LM2-1. LM2-1 is defined by 6 drill holes from 767 to 841m elevation. The drill intercepts were 0.27 to 2.12m and contained 41 to 1,811 g/t Ag and 0.14 to 3.89% Pb.

Two drill holes intersected LM2-2. One hole returned 55 g/t Ag and 0.20% Pb over 1.36m interval and another hole cut 0.40m of the vein grading 284 g/t Ag and 0.13% Pb.

LM3-1 Vein

The vein is at 10m west of LM3, striking northeasterly and dipping to the northwest at 75 to 80 degree dipping angle. LM3-1 is defined by two drill holes at 811m and 775m elevation, which intercepted over 1.1m containing 137 g/t Ag and 0.33% Pb (ZK001) and 1.68m grading 792 g/t Ag and 6.61% Pb (hole ZKL002).

LM4W and LM4W2

LM4W and LM4W2 are parallel to LM4, being 5 to 10m and 25m apart from the LM4. The veins extend northeasterly and dip to the northwest at 70 to 75 degree angle. LM4W is intersected by drill holes from 615 to 831m elevation and is over 0.15 to 0.90 m in true width, grading 117 to 449 g/t Ag and 0.10 to 3.76% Pb.

LM4W2 is only intercepted by one drill hole that contains 432 g/t Ag and 0.73% Pb over 0.13m true width.

LM5E, LM5E2, LM5W, and LM5W2

These four veins are closely spaced and are parallel to LM5, about 5 to 50m apart each other. They extend northeasterly and dip to the northwest with 65 to 75 degree dipping angle. LM5E is at the east of LM5, being defined by 10 drill holes ranging from 529 to 753m elevation. It extends over 500m along strike over 0.10 to 1.63m true width. The best drill intercept is 0.36m true width grading 814 g/t Ag and 4.68% Pb.

LM5E2 is also at the east of LM5 and extends over 250m in strike length. Two holes were drilled on LM5E2 from 542 to 562m elevation, containing grades averaging 182 g/t Ag and 1.07% Pb over 0.34m interval.

LM5W is 5 to 30 m west of LM5 and extends about 450m in strike and 240m in dipping directions. The vein is defined by 9 drill holes, of which 7 holes intercepted high grade mineralization, ranging 197 to 6,988 g/t Ag and 0.31 to 3.66% Pb over 0.20 to 0.43m intervals.

LM5W2 is located at 28m west of LM5. One hole cut the vein at 537m elevation that contains 109 g/t Ag and 0.30% Pb over 0.28m interval.

LM6E, LM6E2, and LM6W

These veins are within the LM6 vein cluster and are parallel each other, striking northeasterly and steeply dipping to the northwest. LM6E is 5 to 33m east of LM6 and extends over 475m in strike length and 115m in dipping direction. Four drill holes intersected the vein, returning 25 to 1,098 g/t Ag and 0.53 to1.32% Pb over 0.33 to 5.69m intervals.

LM6E2 is located at 10m east of LM6E. The vein was defined by 2 drill holes from 614 and 635m elevation. The hole ZKL6901 intercepted 0.33m of LM6E2 that contains 1,039 g/t Ag and 0.88% Pb while the second hole ZKL6903 cuts 0.66m of the vein that grades 325 g/t Ag, 0.35% Pb, and 1.24 g/t gold (Au).

LM6W is at 6m west of LM6 and is intercepted by three drill holes, with the best intercept in drill hole ZKL6903, grading 1,124 g/t Ag and 0.73% Pb over a 0.64m interval.

Selected Drill Hole Assay Results:

Drill Hole	Intersection		Interval (m)	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Mineralized Veins
	From (m)	To (m)
ZKL5504	117.40	117.81	0.41	55	0.05	0.13	-	LM4
	307.62	307.72	0.10	43	2.38	0.17	-	LM5
ZKL5505	114.29	116.16	1.87	183	0.43	0.09	-	LM6
	151.35	153.79	2.44	177	0.27	0.08	-	LM5
	163.99	164.37	0.38	153	2.36	0.88	-	LM5
	275.00	282.08	7.08	69	0.22	0.07	-	LM5E
ZKL5506	89.65	89.92	0.27	105	6.78	0.25	-	LM6W
	107.00	107.24	0.24	904	1.48	0.22	-	LM6
	144.46	144.61	0.15	10	1.78	1.03	-	LM5
ZKL5703	37.68	38.06	0.38	32	0.25	0.13	-	LM4
	97.04	97.37	0.33	234	1.94	0.58	-	LM6

Drill Hole	Intersection		Interval (m)	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Mineralized Veins
	From (m)	To (m)
ZKL5704	108.70	108.91	0.21	185	0.56	0.38	-	LM6
	172.20	172.75	0.55	178	0.56	0.16	-	LM5
ZKL5705	42.79	43.00	0.21	449	0.10	0.47	-	LM4W
ZKL5707	94.69	95.62	0.93	117	0.41	0.27	-	LM4W
	99.86	100.29	0.43	4,024	0.71	0.83	-	LM4
	199.65	200.21	0.56	188	1.09	0.68	-	LM6
	283.11	283.28	0.17	76	1.38	0.28	-	LM5
ZKL55W01	179.02	179.24	0.22	45	0.25	0.35	-	LM3
ZKL55W02	234.31	234.77	0.46	38	0.02	0.01	-	LM3
ZKL5706	259.02	259.76	0.74	102	0.18	0.39	8.62	LM5
ZKL6703 Including	259.04	261.71	2.67	167	0.56	0.74	0.09	LM5
	260.73	260.91	0.18	1,091	2.15	9.03	0.20
	297.99	298.39	0.40	78	0.24	0.16	-	LM5
	299.69	299.87	0.18	242	1.67	0.93	-	LM5E
	314.73	315.03	0.30	206	0.92	0.47	0.38	LM5E1
ZKL6704	262.38	265.37	2.99	32	0.52	0.21	-	LM6
	275.76	277.97	2.21	106	0.64	0.17	0.13	LM6E
ZKL5901	122.90	123.06	0.16	144	0.03	0.02	-	LM6W
ZKL5902	320.97	321.79	0.82	33	0.27	0.26	-	LM5
ZKL6901	166.29	166.95	0.66	112	0.09	0.03	-	LM6
	197.09	197.44	0.35	627	0.61	0.04	-	LM6E
	230.22	230.55	0.33	1,039	0.88	0.67	-	LM6E2
	256.18	256.48	0.30	1,076	3.80	1.00	-	LM5W
	273.23	274.50	1.27	225	6.42	2.16	-	LM5
	297.40	298.03	0.63	217	1.46	0.51	0.27	LM5E
ZKL6902 Including	281.43	285.56	4.13	671	2.29	0.64	0.46	LM6
	282.76	284.14	1.38	1,383	4.75	1.00	0.54
	296.66	302.35	5.69	25	0.87	0.21	-	LM6E
ZKL6903	169.54	170.18	0.64	1,124	0.73	0.09	-	LM6W
	197.04	197.60	0.56	137	1.29	0.36	-	LM6
	209.11	210.19	1.08	55	0.53	0.28	-	LM6E
	248.56	249.22	0.66	325	0.35	0.56	1.24	LM6E2
	341.92	342.62	0.70	219	0.05	0.02	-	LM5
ZKL5101	190.57	191.02	0.45	26	9.09	1.27	-	LM5
ZKL5102 Including	2.35	2.75	0.40	104	0.14	0.04	-	LM2-1
	133.27	133.53	0.26	50	0.74	0.15	-	LM6
	249.29	249.72	0.43	197	0.31	0.24	-	LM5W
	258.17	261.12	2.95	379	1.59	0.29	-	LM5
	258.53	259.08	0.55	1,368	2.06	0.67	-
	279.50	282.07	2.57	157	0.60	0.34	0.10	LM5E
	293.85	294.23	0.38	163	1.18	0.11	-	LM5E2
ZKL5001 Including	14.85	16.97	2.12	249	0.69	0.66	0.05	LM2-1
	40.46	41.82	1.36	55	0.20	0.12	0.00	LM2-2
	139.16	139.41	0.25	66	0.22	0.11	0.10	LM6
	214.44	214.76	0.32	365	2.65	0.31	0.10	LM5
	231.76	232.37	0.61	814	4.68	0.26	0.15	LM5E
	232.13	232.37	0.24	1,888	11.36	0.58	0.24
ZKL5304	234.78	235.10	0.32	84	2.44	0.55	-	LM6
	294.41	294.82	0.41	1,095	2.20	1.08	-	LM5

Drill Hole	Intersection		Interval (m)	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Mineralized Veins
	From (m)	To (m)
ZKL5002 Including	55.38	55.65	0.27	339	0.32	0.19	-	LM2-1
	63.37	63.77	0.40	284	0.13	0.59	-	LM2-2
	169.16	170.05	0.89	1,572	0.75	0.39	-	LM6
	216.53	216.86	0.33	1,098	1.32	0.92	3.47	LM6E
	275.96	276.16	0.20	284	3.66	0.29	-	LM5W
	278.54	281.30	2.76	483	1.55	0.50	-	LM5
	278.96	280.09	1.13	963	2.97	0.64	-
	321.92	322.54	0.62	460	2.48	0.52	-	LM5E1
ZKL5305	229.40	229.61	0.21	432	0.73	0.23	-	LM4W2
	246.23	246.48	0.25	18	6.31	0.14	-	LM4W1
ZKL5201	277.42	277.55	0.13	219	0.88	0.16	-	LM5
ZKL5202	290.24	291.08	0.84	53	0.95	0.05	-	LM5W
ZKL5103 Including Including	224.70	224.89	0.19	312	2.41	0.48	-	LM4
	274.02	275.00	0.98	136	1.26	0.85	0.12	LM6
	361.74	362.02	0.28	109	0.30	0.27	-	LM5W2
	366.82	367.00	0.18	779	0.76	0.37	-	LM5W
	402.65	411.50	8.85	360	1.40	0.22	-	LM5
	407.83	408.71	0.88	1,073	3.41	0.33	-
	409.61	409.92	0.31	1,747	6.92	0.43	-
ZKL5104	430.48	431.25	0.77	38	0.41	0.39	-	LM5
ZKL0301	106.84	107.09	0.25	48	0.53	0.64	-	LM2
ZK51A02	34.27	35.73	1.46	1,811	3.89	2.24	-	LM2-1
	132.33	132.53	0.20	6,989	5.48	1.86	-	LM5W
	216.38	217.38	1.00	111	0.12	0.04	-	LM5
ZK52A03	3.55	4.16	0.61	158	0.23	0.47	-	LM2-1
	197.29	197.64	0.35	52	0.24	0.08	-	LM6
ZK001	54.21	55.31	1.10	137	0.33	0.15	-	LM3-1
	62.21	63.06	0.85	559	0.88	0.12	-	LM3
	118.23	118.60	0.37	41	0.30	0.13	-	LM2-1
	224.17	224.74	0.57	95	1.92	3.07	-	LM2
ZKL002	117.69	118.08	0.39	249	0.36	0.07	-	LM2
	161.65	162.10	0.45	1,517	6.66	1.72	-	LM3
	173.72	175.40	1.68	792	6.61	0.50	-	LM3-1
ZKL5502	156.33	156.53	0.20	103	0.80	0.23	-	LM5
ZKL5501	101.27	101.85	0.58	926	0.77	0.55	-	LM5
	148.32	148.82	0.50	153	0.34	0.12	-	LM5E
	152.58	153.21	0.63	80	7.10	0.76	-	LM5E
ZKL5301	106.18	109.08	2.90	84	0.47	0.09	-	LM6
	136.67	136.97	0.30	189	0.40	0.24	-	LM5W
ZKL5302	151.46	153.06	1.60	217	0.78	0.17	-	LM6
	272.06	275.07	3.01	403	1.23	0.80	-	LM5W
	317.30	318.50	1.20	518	2.83	0.24	-	LM5

* gold assays are either below detection limit or not assayed.

Quality Control

Drill cores are NQ size and drill core samples were taken from sawn half core limited by apparent massive galena sheet contact or shear/alteration contact.

The Company maintains a quality control program to ensure best practice in sampling and analysis of the drill core samples. The samples are shipped directly in securely sealed bags to the Analytical Lab of Henan Non-Ferrous Metals Geological and Exploitation Institute in Zhengzhou, located 215 km by road northeast of the LM Mine.

The sample preparation consists of drying, crushing, and splitting of the sample to 250 grams, then the sample is pulverized to 200 mesh. Two acid digestion and AA finish are utilized on a 0.5 gram sample for lead and zinc. Titration is utilized as a modified process for higher grade materials. Silver is also analyzed using a two acid digestion on a 0.5 gram sample and AA finish. Both labs utilize a QA/QC system of duplicates, replicates and Standards.

Myles Gao, P.Geo, is the Qualified Person on the project under NI 43-101.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining Camp in the Henan Province of China. Silvercorp is currently building the GC silver-lead-zinc Project in Guangdong Province as its second China production base and foothold, and this will be followed by the third production foothold at the recently acquired BYP gold-lead-zinc Project in Hunan Province. In Canada, Silvercorp is preparing to apply for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2010 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.